Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 23 DATED JULY 20, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

W480 Controlled Subsidiary – Los Angeles, CA

On July 14, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, W480 (the “W480 Controlled Subsidiary”), for an initial purchase price of approximately $8,130,000, which is the initial stated value of our equity interest in the W480 Controlled Subsidiary (the “ W480 Investment”). The W480 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 23,000 square feet of gross rentable area on an approximately 12,600 square foot / 0.30 acre lot (the “W480 Property”). The W480 Property has the potential to be redeveloped to a mix of commercial uses with the most likely being office use. The closing of both the initial W480 Investment and the W480 Property occurred concurrently.

The W480 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W480 Investment (the “W480 Operative Agreements”), we have full authority for the management of the W480 Controlled Subsidiary, including the W480 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W480 Investment, paid directly by the W480 Controlled Subsidiary.

The W480 Property was acquired for a purchase price of approximately $8,130,000, which includes the acquisition fee of approximately $80,500. We anticipate incurring hard costs of approximately $4,280,000 and soft costs prior and during the construction period of $1,150,000 in order to reposition the asset. We plan to use the additional funds to renovate the W480 Property and lease up the space with an office user. This will bring the total projected equity for the W480 Property to approximately $13,560,000. The development work is anticipated to start approximately 18 months following acquisition upon expiration of the in-place lease set for January 2022. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W480 Property.

The W480 Property is made up of one building and is located in the 90016 zip code of Los Angeles, CA. The W480 Property was 100% occupied by one tenant who has subleased a portion of their space. Both the lease and sublease are set to expire in January 2022. The building was constructed in 1948 and is most recently used for commercial office and light warehouse/storage use. There is no on-site parking provided at the subject property due to the building covering almost all of the land footprint .

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W480	12.6% - 22.0%	$4,280,000	$1,150,000	3.0%	3.0%	4.5%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.